Exhibit 99.1

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Second Quarter 2013 Unaudited Financial Results

(Beijing — August 14, 2013)— NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2013.

“We are actively growing our community of loyal users by expanding our portfolio of Internet games, products and services for traditional online and mobile users,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our strong second quarter results were led once again by our self-developed online games and advertising services. During the second quarter we increased our total revenues by 20.4% year-over-year to RMB2.4 billion, with revenues from our online games and advertising services increasing by 18.2% and 33.3%, respectively.”

“We made a number of advancements with our online games in the second quarter. We commercially launched a new 3D real-time strategy game, Heroes of Three Kingdoms, and also introduced new expansion packs for Tianxia III, Westward Journey Online II and Westward Journey Online III as well as a comprehensive update of Ghost. This exciting new version, titled Ghost II, reached record high PCUs in April and achieved record revenue in the second quarter. Fantasy Westward Journey and Westward Journey Online III delivered solid performances during the second quarter following the price adjustments that were implemented in February for these games, as well as the launch of an item-based version of Westward Journey Online III in May. The performance of Westward Journey Online II also remained steady. Kung Fu Master has also been well received by audiences since its launch, with a major marketing campaign initiated at the end of March stimulating its excellent performance during the second quarter.”

“To complement our diverse online games, I am very pleased to announce that in early July we introduced Fantasy Westward Journey II, a comprehensive upgrade with an accompanying pocket mobile version of one of our longest operating and most popular games, Fantasy Westward Journey. Mobile devices present a terrific platform for us to extend the reach of our games from PC to mobile players and enhance the user experience. We plan to build on this momentum by releasing further new and exciting mobile games that leverage our research and development expertise in the coming months.”

“In addition to progressing on our mobile initiatives, we continued to introduce new game content and titles in the third quarter. In late July, we released new expansion packs for Legend of Fairy and New Fly for Fun. In August, we launched our next generation 3D MMORPG, Dragon Sword, further diversifying our winning portfolio of online games. We expect Dragon Sword to bring our players an exciting gaming experience, and we look forward to growing our user base for this new game. In September, in order to further extend the success of our popular games, we plan to introduce additional expansion packs for Westward Journey Online II and Westward Journey Online III.  The expansion pack for Westward Journey Online II will be one of the most important upgrades for this game since its initial launch.  We are also planning a major marketing campaign for Heroes of Three Kingdoms in the third quarter, which we view as an opportunity for this game to set a new benchmark for success in China’s real-time strategy games market.  Our new game development efforts are progressing well, and we are on track to introduce our 2.5D MMORPG, Legend of Tibet, later this year, followed by a first person shooter game that is currently under development.”

“Our portal services also continue to gain momentum. In the second quarter, our advertising services revenues grew by 64.5% sequentially due to a seasonal increase in advertising spending and 33.3% year-over-year, with automobile, Internet services and fast moving consumer goods as the top performing sectors. Our comprehensive web portal services also grew during the second quarter as we further improved product integration and marketing services innovation for our traditional and mobile Internet offerings. As of June 30, 2013, we had over 570 million e-mail users and 120 million installations of our leading Mobile News application with 40 million daily active users in that month. Our newer applications are also achieving initial success. The new NetEase Cloud Music application that we released in late April has been well received by users. Momentum for Youdao Cloudnote has also been strong, reaching 15 million users at the end of the quarter, and Youdao Dictionary now has 350 million cumulative users of which 180 million are from mobile devices.”

“Our diverse portfolio of online games, mobile applications and Internet products and services provides our massive community with a host of powerful Internet offerings. To further progress our company’s development, we will continue to explore opportunities in mobile games and in expanding our innovative online games to international audiences. We are focused on the advancement of China’s online market with a commitment to excellence and delivering strong returns to our shareholders as we continue to grow our robust business,” Mr. Ding concluded.

Second Quarter 2013 Financial Results

Revenues

Total revenues for the second quarter of 2013 were RMB2.4 billion (US$393.3 million), compared to RMB2.3 billion and RMB2.0 billion for the preceding quarter and the second quarter of 2012, respectively.

Revenues from online games were RMB2.1 billion (US$336.7 million) for the second quarter of 2013, compared to RMB2.0 billion and RMB1.7 billion for the preceding quarter and the second quarter of 2012, respectively.

Revenues from advertising services were RMB272.2 million (US$44.4 million) for the second quarter of 2013, compared to RMB165.5 million and RMB204.2 million for the preceding quarter and the second quarter of 2012, respectively.

Revenues from e-mail, wireless value-added services and others (“E-mail, WVAS and others”) were RMB75.1 million (US$12.2 million) for the second quarter of 2013, compared to RMB65.4 million and RMB51.4 million for the preceding quarter and the second quarter of 2012, respectively.

Sales Taxes

Total sales taxes for the second quarter of 2013 were RMB149.3 million (US$24.3 million), compared to RMB105.4 million and RMB41.8 million for the preceding quarter and the second quarter of 2012, respectively. The increase in sales taxes was mainly due to a change in the tax rules in China, which resulted in the Company’s online game revenues becoming subject to value-added tax instead of business tax with the full quarter effect beginning in the second quarter of 2013. As the increase in value-added tax was substantially offset by a reduction in business taxes on intra-group revenues, which were previously recorded in cost of revenues, this change in the tax rules in China did not have a significant impact on gross profit of the Company’s online game services business segment. As a result, the increase in gross profit margin was attributable to the lower net revenue due to the increased value-added tax in sales taxes.

Gross Profit

Gross profit for the second quarter of 2013 was RMB1.7 billion (US$276.6 million), compared to RMB1.5 billion and RMB1.3 billion for the preceding quarter and the second quarter of 2012, respectively.

The increase in gross profit was primarily attributable to the increased gross profit from the advertising and online games businesses, which was partially offset by the gross loss from E-mail, WVAS and others business.

The quarter-over-quarter and year-over-year increases in online game revenues were primarily driven by increased revenues from the Company’s self-developed games, Fantasy Westward Journey, Kung Fu Master, Ghost II and Westward Journey Online III, which were partially offset by a decline in revenue from World of Warcraft®, a game licensed from Blizzard Entertainment.

The increase in advertising services revenues was primarily due to the rise in demand for advertising services, mainly from the automobile, Internet services, and fast-moving consumer goods sectors.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the second quarter of 2013 was 80.9%, compared to 77.8% and 73.3% for the preceding quarter and the second quarter of 2012, respectively. The increase in gross profit margin was mainly due to the changes in tax rules, as mentioned above.

Gross profit margin for the advertising business for the second quarter of 2013 was 55.5%, compared to 29.0% and 33.0% for the preceding quarter and the second quarter of 2012, respectively. The increase in gross profit margin was primarily due to economies of scale as advertising revenue increased in the second quarter without a corresponding increase in advertising related costs.

Gross loss margin for the E-mail, WVAS and others business for the second quarter of 2013 was 21.0%, compared to 13.1% and 11.6% for the preceding quarter and the second quarter of 2012, respectively. The increase in gross loss margin was mainly due to increased operating costs related to NetEase’s mobile applications such as NetEase Cloud Music and EaseRead.

Operating Expenses

Total operating expenses for the second quarter of 2013 were RMB626.0 million (US$102.0 million), compared to RMB455.6 million and RMB437.7 million for the preceding quarter and the second quarter of 2012, respectively. The increase in operating expenses was mainly due to increased selling and marketing promotional activities in the second quarter of 2013, mainly resulting from promotional activities that were conducted for Ghost II, Blizzard Entertainment’s World of Warcraft, Heroes of Tang Dynasty II, Kung Fu Master and NetEase’s portal business, as well as increased research and development costs for NetEase’s game pipeline.

Income Taxes

The Company recorded a net income tax charge of RMB131.8 million (US$21.5 million) for the second quarter of 2013, compared with RMB142.9 million and RMB149.5 million for the preceding quarter and the second quarter of 2012, respectively. The effective tax rate for the second quarter of 2013 was 10.8%, compared to 11.8% and 14.8% for the preceding quarter and the second quarter of 2012, respectively. In the second quarter of 2013, the Company recognized RMB47.1 million in tax credits related to certain incentives for a deduction in research and development expenses agreed on by tax authorities during the annual tax filing of the Company’s PRC entities.

The Company’s various principal subsidiaries renewed their qualifications as High and New Technology Enterprises in 2011, and enjoy the preferential enterprise income tax rate of 15% from 2011 to 2013, subject to annual review by the relevant tax authorities in China.

Net Income after tax

Net profit for the second quarter of 2013 totaled RMB1.1 billion (US$178.4 million), compared to RMB1.1 billion and RMB875.3 million for the preceding quarter and the second quarter of 2012, respectively.

During the second quarter of 2013, the Company reported a net foreign exchange gain of RMB5.6 million (US$0.9 million), compared to a net foreign exchange loss of RMB9.3 million and RMB36.0 million for the preceding quarter and the second quarter of 2012, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains and losses were mainly due to the unrealized exchange gains and losses arising from the Company’s foreign currency denominated bank deposit and short-term loan balances as of June 30, 2013 as the exchange rate of the Euro and U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.37 each for the second quarter of 2013. The Company reported basic and diluted earnings per ADS of US$1.34 and US$1.33, respectively, for the preceding quarter, and reported basic and diluted earnings per ADS of US$1.09 and US$1.08, respectively, for the second quarter of 2012.

Other Information

As of June 30, 2013, the Company’s total cash and time deposits balance was RMB16.0 billion (US$2.6 billion), compared to RMB15.2 billion as of December 31, 2012. Cash flow generated from operating activities was RMB1.0 billion (US$171.1 million) for the second quarter of 2013, compared to RMB1.5 billion and RMB880.9 million for the preceding quarter and the second quarter of 2012, respectively.

Share Repurchase Program

In November 2012, the Company announced that its board of directors approved a new share repurchase program of up to US$100 million. As of June 30, 2013, the Company had cumulatively purchased approximately 2.02 million ADSs in open market purchases under this program for a total consideration of approximately US$83.0 million. The share repurchase program will expire on November 20, 2013.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.1374 on the last trading day of June 2013 (June 28, 2013) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 28, 2013, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, August 14, 2013 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 15, 2013).  NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-1427 (international: 1-480-629-9664), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 1-800-406-7325 (international 1-303-590-3030), and entering passcode 4628694#. The replay will be available through August 29, 2013.

This call will be webcast live and the replay will be available for 12 months.  Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China.  Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services and web portals.  In partnership with Blizzard Entertainment, NetEase also operates one of the most popular international online games in China, World of Warcraft®. For more information, please visit: http://ir.netease.com/.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,”

“estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Kung Fu Master, Heroes of Three Kingdoms, Dragon Sword, Legend of Tibet and Ghost II or expansion packs and other improvements to its existing games, including its current and planned expansion packs for Fantasy Westward Journey, Westward Journey Online II and other games, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft, StarCraft® II or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and micro-blogging services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	1,590,769	1,363,480	222,159
Time deposits	13,098,661	14,493,254	2,361,465
Restricted cash	570,506	2,011,097	327,679
Accounts receivable, net	269,485	327,405	53,346
Prepayments and other current assets	1,121,784	1,162,439	189,403
Short-term investments	1,073,539	1,439,244	234,504
Deferred tax assets	143,929	147,860	24,092
Total current assets	17,868,673	20,944,779	3,412,648

Non-current assets:
Property, equipment and software, net	815,026	816,242	132,995
Land use right, net	11,529	11,400	1,857
Deferred tax assets	2,215	3,411	556
Time deposits	490,000	112,000	18,249
Other long-term assets	90,513	94,594	15,412
Total non-current assets	1,409,283	1,037,647	169,069
Total assets	19,277,956	21,982,426	3,581,717

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	157,764	162,844	26,533
Salary and welfare payables	289,848	268,995	43,829
Dividend payable	814,934	—	—
Taxes payable	389,465	466,284	75,974
Short-term loan	—	988,592	161,077
Deferred revenue	1,160,018	1,220,994	198,943
Accrued liabilities and other payables	764,473	839,122	136,723
Deferred tax liabilities	—	137,202	22,355
Total current liabilities	3,576,502	4,084,033	665,434

Long-term payable:
Other long-term payable	99,968	88,683	14,450
Total liabilities	3,676,470	4,172,716	679,884

Total NetEase, Inc.’s equity	15,680,605	17,893,073	2,915,416
Noncontrolling interests	(79,119)	(83,363)	(13,583)
Total shareholders’ equity	15,601,486	17,809,710	2,901,833

Total liabilities and shareholders’ equity	19,277,956	21,982,426	3,581,717

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,748,695	2,027,171	2,066,540	336,713
Advertising services	204,179	165,451	272,236	44,357
E-mail, WVAS and others	51,396	65,393	75,068	12,231
Total revenues	2,004,270	2,258,015	2,413,844	393,301
Sales taxes	(41,781)	(105,426)	(149,319)	(24,329)
Total net revenues	1,962,489	2,152,589	2,264,525	368,972

Total cost of revenues	(641,011)	(606,506)	(566,912)	(92,370)

Gross profit	1,321,478	1,546,083	1,697,613	276,602

Selling and marketing expenses	(194,679)	(167,673)	(314,761)	(51,286)
General and administrative expenses	(70,636)	(85,230)	(87,639)	(14,279)
Research and development expenses	(172,348)	(202,729)	(223,584)	(36,430)
Total operating expenses	(437,663)	(455,632)	(625,984)	(101,995)

Operating profit	883,815	1,090,451	1,071,629	174,607
Other income:
Investment income	12,968	12,518	10,806	1,761
Interest income	106,155	117,465	126,067	20,541
Exchange gains (losses)	(36,028)	(9,310)	5,630	917
Other, net	41,194	667	3,103	506

Net income before tax	1,008,104	1,211,791	1,217,235	198,332
Income tax	(149,544)	(142,871)	(131,808)	(21,476)

Net income after tax	858,560	1,068,920	1,085,427	176,856
Net loss (income) attributable to noncontrolling interests	16,742	(5,431)	9,675	1,576
Net income attributable to the Company’s shareholders	875,302	1,063,489	1,095,102	178,432

Comprehensive income	858,560	1,068,920	1,085,427	176,856
Comprehensive loss (income) attributable to noncontrolling interests	16,742	(5,431)	9,675	1,576
Comprehensive income attributable to the Company’s shareholders	875,302	1,063,489	1,095,102	178,432

Earnings per share, basic	0.27	0.33	0.34	0.06
Earnings per ADS, basic	6.66	8.20	8.43	1.37
Earnings per share, diluted	0.27	0.33	0.34	0.06
Earnings per ADS, diluted	6.65	8.19	8.41	1.37

Weighted average number of ordinary shares outstanding, basic	3,286,239	3,241,939	3,249,077	3,249,077
Weighted average number of ADS outstanding, basic	131,450	129,678	129,963	129,963
Weighted average number of ordinary shares outstanding, diluted	3,292,518	3,246,871	3,255,244	3,255,244
Weighted average number of ADS outstanding, diluted	131,701	129,875	130,210	130,210

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	858,560	1,068,920	1,085,427	176,856
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	71,875	38,289	39,806	6,486
Share-based compensation cost	57,907	58,706	79,389	12,935
Allowance for (reversal of) provision for doubtful debts	3,823	(190)	947	154
Loss (gain) on disposal of property, equipment and software	1	(220)	1	—
Unrealized exchange losses (gains)	35,893	7,763	(4,959)	(808)
Deferred income taxes	(16,624)	261,550	10,525	1,715
Net equity share of (gain) loss from associated companies	(622)	339	(430)	(70)
Amortization of discount and premium of short-term investments	5,532	(3,280)	(2,425)	(395)
Changes in operating assets and liabilities:
Accounts receivable	(79,010)	72,418	(131,097)	(21,361)
Prepayments and other current assets	(8,557)	(105,062)	65,962	10,748
Accounts payable	(40,641)	(26,612)	40,378	6,579
Salary and welfare payables	28,478	(60,697)	39,845	6,492
Taxes payable	(49,830)	(4,545)	(58,637)	(9,554)
Deferred revenue	53,862	51,554	9,422	1,535
Accrued liabilities and other payables	(39,741)	188,959	(124,342)	(20,261)
Net cash provided by operating activities	880,906	1,547,892	1,049,812	171,051

Cash flows from investing activities:
Purchase of property, equipment and software	(48,915)	(35,578)	(33,883)	(5,521)
Proceeds from sale of property, equipment and software	6	696	—	—
Purchase of other intangible assets	—	—	(650)	(106)
Net change in short-term investments with terms of three months or less	(200,000)	20,000	(650,000)	(105,908)
Purchase of short-term investments	—	(20,000)	(80,000)	(13,035)
Proceeds from maturities of short-term investments	360,000	150,000	220,000	35,846
Transfer (to) from restricted cash	(281,745)	(1,432,315)	(8,276)	(1,348)
Placement/rollover of matured time deposits	(4,158,352)	(4,908,848)	(4,668,529)	(760,669)
Proceeds from maturities of time deposits	2,519,949	4,817,487	3,734,349	608,457
Net change in other assets	(5,565)	2,613	(5,508)	(897)
Net cash used in investing activities	(1,814,622)	(1,405,945)	(1,492,497)	(243,181)

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loan	—	1,005,680	—	—
Proceeds from employees exercising stock options	3,679	—	1,961	320
Purchase of shares	—	(106,809)	—	—
Dividends paid to shareholders	—	(815,413)	—	—
Net cash provided by financing activities	3,679	83,458	1,961	320
Effect of exchange rate changes on cash held in foreign currencies	(6,678)	(11,158)	(812)	(132)
Net (decrease) increase in cash and cash equivalents	(936,715)	214,247	(441,536)	(71,942)
Cash and cash equivalents, beginning of the period	2,012,449	1,590,769	1,805,016	294,101
Cash and cash equivalents, end of the period	1,075,734	1,805,016	1,363,480	222,159
Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	194,080	192,134	176,728	28,795
Withholding income tax paid associated with the repatriation of cash for a special dividend	—	5,000	—	—
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	17,920	13,894	18,410	3,000

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,748,695	2,027,171	2,066,540	336,713
Advertising services	204,179	165,451	272,236	44,357
E-mail, WVAS and others	51,396	65,393	75,068	12,231
Total revenues	2,004,270	2,258,015	2,413,844	393,301

Sales taxes:
Online game services	(20,689)	(86,138)	(117,479)	(19,141)
Advertising services	(19,869)	(15,736)	(27,405)	(4,465)
E-mail, WVAS and others	(1,223)	(3,552)	(4,435)	(723)
Total sales taxes	(41,781)	(105,426)	(149,319)	(24,329)

Net revenues:
Online game services	1,728,006	1,941,033	1,949,061	317,572
Advertising services	184,310	149,715	244,831	39,892
E-mail, WVAS and others	50,173	61,841	70,633	11,508
Total net revenues	1,962,489	2,152,589	2,264,525	368,972

Cost of revenues:
Online game services	(461,538)	(430,347)	(372,543)	(60,700)
Advertising services	(123,487)	(106,231)	(108,892)	(17,742)
E-mail, WVAS and others	(55,986)	(69,928)	(85,477)	(13,928)
Total cost of revenues	(641,011)	(606,506)	(566,912)	(92,370)

Gross profit (loss):
Online game services	1,266,468	1,510,686	1,576,518	256,872
Advertising services	60,823	43,484	135,939	22,150
E-mail, WVAS and others	(5,813)	(8,087)	(14,844)	(2,420)
Total gross profit	1,321,478	1,546,083	1,697,613	276,602

Gross profit (loss) margin:
Online game services	73.3%	77.8%	80.9%	80.9%
Advertising services	33.0%	29.0%	55.5%	55.5%
E-mail, WVAS and others	(11.6)%	(13.1)%	(21.0)%	(21.0)%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.1374 on the last trading day of June 2013 (June 28, 2013) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:  Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	29,305	28,936	42,020	6,847
Operating expenses
- Selling and marketing expenses	3,356	3,956	4,432	722
- General and administrative expenses	9,359	9,468	12,358	2,014
- Research and development expenses	15,887	16,346	20,579	3,352